UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 18)*

                    Coca-Cola Bottling Co. Consolidated
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                 191098102
                              (CUSIP Number)


                             James E. Chestnut
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404) 676-2121

                             November 23, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

     CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Coca-Cola Company
          58-0628465

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                            (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                   [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          None
 BENEFICIALLY
   OWNED BY    8   SHARED VOTING POWER
    EACH           1,984,495 shares of Common Stock, $1.00 par value per share
  REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH           1,984,495 shares of Common Stock, $1.00 par value per share

               10  SHARED DISPOSITIVE POWER
                   None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.9%

     14   TYPE OF REPORTING PERSON*
          CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D

     CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Coca-Cola Trading Company
          59-1764184

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                            (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                   [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware


  NUMBER OF    7   SOLE VOTING POWER
   SHARES          None
 BENEFICIALLY
   OWNED BY    8   SHARED VOTING POWER
    EACH           1,984,495 shares of Common Stock, $1.00 par value per share
  REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH           1,984,495 shares of Common Stock, $1.00 par value per share

               10  SHARED DISPOSITIVE POWER
                   None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.9%

     14   TYPE OF REPORTING PERSON*
          CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                          SCHEDULE 13D

     CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Coca-Cola Oasis, Inc.
          88-0320762

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                            (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                   [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware


  NUMBER OF    7   SOLE VOTING POWER
   SHARES          None
 BENEFICIALLY
   OWNED BY    8   SHARED VOTING POWER
    EACH           1,984,495 shares of Common Stock, $1.00 par value per share
  REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH           1,984,495 shares of Common Stock, $1.00 par value per share

               10  SHARED DISPOSITIVE POWER
                   None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.9%

     14   TYPE OF REPORTING PERSON*
          CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT

                          SCHEDULE 13D

CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carolina Coca-Cola Bottling Investments, Inc.
          58-2056767

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                            (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                   [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware


  NUMBER OF    7  SOLE VOTING POWER
   SHARES         None
 BENEFICIALLY
   OWNED BY    8  SHARED VOTING POWER
    EACH          1,984,495 shares of Common Stock, $1.00 par value per share
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          1,984,495 shares of Common Stock, $1.00 par value per share

              10  SHARED DISPOSITIVE POWER
                  None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.9%

     14   TYPE OF REPORTING PERSON*
          CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT

                        AMENDMENT NO. 18
                               TO
        STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                             OF THE
                 GENERAL RULES AND REGULATIONS
                           UNDER THE
                SECURITIES EXCHANGE ACT OF 1934


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Coca-Cola Bottling Co. Consolidated, a Delaware corporation ("Consolidated"). The principal executive offices of Consolidated are located at 1900 Rexford Road, Charlotte, North Carolina 28211.


ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company, and three of The Coca-Cola Company's direct or indirect wholly owned subsidiaries, namely The Coca-Cola Trading Company ("Trading Company"), Coca-Cola Oasis, Inc. ("Oasis") and Carolina Coca-Cola Bottling Investments, Inc. ("Carolina," and together with The Coca-Cola Company, Trading Company and Oasis, the "Reporting Persons"). Each of the Reporting Persons is a Delaware corporation, having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121. Carolina is a direct wholly owned subsidiary of Oasis, (ii) Oasis is a direct wholly owned subsidiary of Trading Company, and (iii) Trading Company is a direct wholly owned subsidiary of The Coca-Cola Company.

     The Coca-Cola Company is the largest manufacturer and distributor of soft drink concentrates and syrups in the world. The Minute Maid Company, a division of The Coca-Cola
     Company, is the world's largest processor of packaged citrus products.

     Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit A (99.1) attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
     (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following:

     The 228,512 shares of Class B Common Stock (as defined below in Item 4) acquired by The Coca-Cola Company in the KO Exchange (as defined below in Item 4) have been acquired in exchange for the surrender by The Coca-Cola Company to Consolidated of 228,512 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following:

     On November 23, 1998, Consolidated entered into an exchange transaction (the "Harrison Exchange") pursuant to which
     J. Frank Harrison, Jr. (also referred to herein as "J. Frank Harrison") acquired from Consolidated 792,796 shares of Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Consolidated in exchange for surrendering to Consolidated 792,796 shares of Common Stock. The Common Stock has one vote per share, and the Class B Common Stock has twenty votes per share.

     On November 23, 1998, Consolidated delivered a written notice to The Coca-Cola Company indicating that, as a result of the Harrison Exchange, The Coca-Cola Company was entitled to exercise contractual preemptive rights to acquire from Consolidated 228,512 shares of Class B Common Stock in exchange for surrendering to Consolidated 228,512 shares of Common Stock (the "KO Exchange"). The preemptive rights arise under the Stock Rights and Restrictions Agreement dated as of January 27, 1989 between The Coca-Cola Company and Consolidated and permit The Coca-Cola Company to preserve its percentage voting interest in Consolidated at 22.59%. On November 24, 1998, The Coca-Cola Company elected to exercise its contractual preemptive rights to effect the KO Exchange.

     Concurrently with the Harrison Exchange and the KO Exchange,
     J. Frank Harrison transferred 1,505,592 shares of Consolidated Class B Common Stock to three newly-formed family limited partnerships and the general partner of the three family limited partnerships (collectively, the "Harrison Entities"). In addition, J. Frank Harrison, III and Reid M. Henson, as co-trustees under an Irrevocable Trust Agreement of J. Frank Harrison for the Primary Benefit of His Children, dated October 14, 1988, transferred to the Harrison Entities 99,942 shares of Consolidated Class B Common Stock held by that trust. In connection with the transfers to the Harrison Entities, The Coca-Cola Company and Carolina entered into an Agreement with J. Frank Harrison, J. Frank Harrison, III, and Reid M. Henson, dated November 23, 1998 (the "Amendment Agreement") pursuant to which amendments were made to the following agreements among the parties: (1) the Stock Rights and Restrictions Agreement between The Coca-Cola Company and Consolidated, dated as of January 27, 1989 (the "Stock Rights and Restrictions Agreement"), (2) the Shareholder's Agreement among The Coca-Cola Company, J. Frank Harrison, J. Frank Harrison, III and others, dated as of December 17, 1988 (the "Shareholder's Agreement"), and (3) the Voting Agreement among The Coca-Cola Company, J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson, as co-trustee, effective January 27, 1989 (the "Voting Agreement," and together with the Stock Rights and Restrictions Agreement and the Shareholder's Agreement, the "Existing Agreements"). The Amendment Agreement is included as Exhibit BB (99.2) to this Schedule 13D. Under the Amendment Agreement, (A) the Shareholder's Agreement was amended to confirm that the Harrison Entities would constitute "Permitted Transferees" under the terms of the Shareholder's Agreement, (B) the Voting Agreement was amended to confirm that the irrevocable proxy granted by The Coca-Cola Company to J. Frank Harrison and J. Frank Harrison, III would not terminate as a result of the transfers to the Harrison Entities, and (C) the Stock Rights and Restrictions Agreement was amended to confirm that the transfers to the Harrison Entities would not affect the call option granted by The Coca-Cola Company to Consolidated under Section 6 of the Stock Rights and Restrictions Agreement. The Existing Agreements have been previously described in this Schedule 13D and have been previously included as exhibits to this Schedule 13D.

     Except as discussed herein or as previously disclosed in this Schedule 13D, no Reporting Person has (and, to the best knowledge of the Reporting Persons, no director, executive officer or controlling person of any Reporting Person has), any plans or proposals which relate to or would result in:

          (i) The acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

         (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving
                 Consolidated or any of its subsidiaries;

        (iii) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

         (iv) Any change in the present board of directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (v) Any material change in the present capitalization or dividend policy of Consolidated;

         (vi) Any other material change in Consolidated's business or corporate structure;

        (vii) Changes in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

       (viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (x)    Any action similar to any of those enumerated above.

     However, any of the Reporting Persons at any time may propose any of the foregoing which it considers desirable.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended by adding the following:

     After giving effect to the Harrison Exchange and the KO Exchange, each of the Reporting Persons now beneficially owns 1,984,495 shares of Common Stock (or approximately 32.9% of the outstanding shares of Common Stock at November 24, 1998), and 497,670 shares of Class B Common Stock (or approximately 21.3% of the outstanding shares of Class B Common Stock at November 24, 1998). After giving effect to such exchanges, each of the Reporting Persons now beneficially owns shares of Consolidated representing in the aggregate approximately 22.6% of the total votes of all outstanding shares of all classes of capital stock of Consolidated. The Reporting Persons have sole dispositive power over the Consolidated Shares.

     As previously disclosed in this Schedule 13D, The Coca-Cola Company has previously granted to J. Frank Harrison, III and/or J. Frank Harrison, Jr. an irrevocable proxy with respect to the shares of Common Stock and Class B Common Stock beneficially owned by The Coca-Cola Company (the "Proxy"). As a result of the Proxy, the Reporting Persons may be deemed to share voting power with such persons with respect to the shares of Common Stock and Class B Common Stock beneficially owned by the Reporting Persons.

     To the knowledge of the Reporting Persons based solely on information furnished to the Reporting Persons by J. Frank Harrison, Jr. and J. Frank Harrison, III, each of J. Frank Harrison, Jr. and J. Frank Harrison, III is a citizen of the United States with his principal business address located at 1190 Rexford Road, Charlotte, North Carolina. Based solely on information furnished to the Reporting Persons by J. Frank Harrison, Jr. and J. Frank Harrison, III, J. Frank Harrison, Jr. is Chairman Emeritus of the Board of Directors of Consolidated and J. Frank Harrison, III is Chairman of the Board and Chief Executive Officer of Consolidated.

     To the knowledge of the Reporting Persons, none of J. Frank Harrison, Jr. and J. Frank Harrison, III has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
     (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

     The following information, derived solely from information furnished to the Reporting Persons by J. Frank Harrison, Jr. and J. Frank Harrison, III (the "Harrison Information"), reflects the beneficial ownership by J. Frank Harrison, Jr. and J. Frank Harrison, III of shares of Common Stock and Class B Common Stock:


                            AMOUNT AND                           PERCENT
                            NATURE OF     PERCENT                  OF
     NAME        TITLE      BENEFICIAL       OF     AGGREGATE     TOTAL
                   OF       OWNERSHIP      CLASS      VOTE        VOTE
                 CLASS     (1)(2)(3)(4)     (2)        (2)         (2)
     --------------------------------------------------------------------

     J. Frank    Common    4,804,772        55.8%
     Harrison,   Stock
     Jr., J.
     Frank
     Harrison,
     III and     Class B   2,339,250        99.9%   49,008,022     92.8
     Reid M.     Common
     Henson      Stock
     as a
     Group


          (1) In general, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of, or to direct the disposition of, such security; or if a person has the right to acquire either voting power or investment power over such security through the exercise of an option or conversion of another security within 60 days. More than one person may be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no personal economic interest or which he may not vote.

          (2) The percentages shown are based upon the number of shares outstanding (net of shares held in treasury). Beneficial ownership includes (i) shares of Common Stock that would result from a conversion of Class B Common Stock into shares of Common Stock (shares of Class B Common Stock are convertible into shares of Common Stock on a one for one basis at the option of the holder); or (ii) shares of Common Stock which Messrs. Harrison, Jr. and Harrison, III have the right to acquire through exercise of options, the percentages of class shown give effect to such conversion and to the exercise of such options. In calculating the aggregate vote and percent of total vote, however, no effect is given to conversion of Class B Common Stock into Common Stock or to the exercise of such unexercised options.

          (3)  The amounts shown include (a) as to Common Stock:
     (i) 1,605,534 shares of Class B Common Stock (convertible into shares of Common Stock) held directly by three family limited partnerships, as to which the Harrison Information reflects J. Frank Harrison, Jr. as having sole voting power and sole investment power pursuant to the terms of the limited partnership agreements for each such partnership and the terms of the operating agreement of the limited liability company which is the general partner of each such partnership; (ii) 235,786 shares of Common Stock held by a trust for the benefit of certain relatives of Mr. Harrison, Jr. as to which the Harrison Information reflects Mr. Harrison, Jr. as having sole voting power and no investment power; (iii) 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock (convertible into shares of Common Stock) held by Carolina Coca-Cola Bottling Investments, Inc. subject to the terms of the Proxy, as to which J. Frank Harrison, III has shared voting and no investment power;
     (iv) 235,786 shares of Class B Common Stock (convertible into shares of Common Stock) held by a trust for the benefit of Mr. Harrison, Jr. and certain of his relatives, as to which the Harrison Information reflects Mr. Harrison, Jr. as having sole voting power and
     J. Frank Harrison, III and Reid M. Henson as sharing investment power as co-trustees; (v) 741 shares of Common Stock and 260 shares of Class B Common Stock (convertible into shares of Common Stock) held by Mr. Harrison, III as custodian for certain of his children under the North Carolina Uniform Gifts to Minors Act, as to which the Harrison Information reflects Mr. Harrison, III as possessing sole voting and investment power; (vi) 2,000 shares of Common Stock owned directly by Reid M. Henson, as to which the Harrison Information reflects Mr. Henson as having sole voting and investment power; (vii) 100,000 shares of Common Stock which Mr. Harrison, Jr. presently has the right to acquire through the exercise of options; and (viii) 142,500 shares of Common Stock which Mr. Harrison, III presently has the right to acquire through the exercise of options; and (b) as to Class B Common Stock: (i) 1,605,534 shares of Class B
     Common Stock held directly by three family limited partnerships, as to which the Harrison Information reflects
     J. Frank Harrison, Jr. as having sole voting power and sole investment power pursuant to the terms of the limited partnership agreements for each such partnership and the terms of the operating agreement of the limited liability company which is the general partner of each such partnership; (ii) 235,786 shares of Class B Common Stock held by a trust for the benefit of Mr. Harrison, Jr. and certain of his relatives as to which the Harrison
     Information reflects Mr. Harrison, III and Mr. Henson as sharing investment power as co-trustees and as to which the Harrison Information reflects Mr. Harrison, Jr. as possessing sole voting power; (iii) 260 shares of Class B Common Stock held by Mr. Harrison, III as custodian for certain of his children under the North Carolina Uniform
     Gifts to Minors Act, as to which the Harrison Information reflects Mr. Harrison, III as possessing sole voting and investment power; and (iv) 497,670 shares of Class B Common Stock held by Carolina Coca-Cola Bottling Investments, Inc. subject to the terms of the Proxy, as to which Mr. Harrison, III has shared voting power and no investment power.

          (4) J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M. Henson (as trustee of certain trusts holding shares of Class B Common Stock) are parties to the Voting Agreement and the Shareholder's Agreement. Pursuant to the Voting Agreement, Mr. Harrison, III has been granted the Proxy for life and, thereafter, to Mr. Harrison, Jr., covering the shares of Common Stock and Class B Common Stock held by
     The Coca-Cola Company. Accordingly, Messrs. Harrison, Jr., Harrison, III and Henson may be deemed to be a group as such term is defined in certain regulations of the Securities and Exchange Commission.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended by adding the following:

     On November 23, 1998, Consolidated entered into the Harrison Exchange pursuant to which J. Frank Harrison acquired 792,796 shares of Class B Common Stock in exchange for surrendering to Consolidated 792,796 shares of Common Stock. The Common Stock has one vote per share, and the Class B Common Stock has twenty votes per share.

     On November 23, 1998, Consolidated delivered a written notice to The Coca-Cola Company indicating that, as a result of the Harrison Exchange, The Coca-Cola Company was entitled to exercise contractual preemptive rights under the Stock Rights and Restrictions Agreement to acquire from Consolidated 228,512 shares of Class B Common Stock in exchange for surrendering to Consolidated 228,512 shares of Common Stock. On November 24, 1998, The Coca-Cola Company elected to exercise such contractual preemptive rights to effect the KO Exchange.

     Concurrently with the Harrison Exchange and the KO Exchange,
     J. Frank Harrison transferred 1,505,592 shares of Consolidated Class B Common Stock to the Harrison Entities. In addition, J. Frank Harrison, III and Reid M. Henson, as co-trustees under an Irrevocable Trust Agreement of J. Frank Harrison for the Primary Benefit of His Children, dated October 14, 1988, transferred to the Harrison Entities
     99,942 shares of Consolidated Class B Common Stock held by that trust. In connection with the transfers to the Harrison Entities, The Coca-Cola Company, Carolina, J. Frank Harrison, J. Frank Harrison, III, and Reid M. Henson entered into the Amendment Agreement, pursuant to which the Existing Agreements were amended as follows: (A) the Shareholder's Agreement was amended to confirm that the Harrison Entities would constitute "Permitted Transferees" under the terms of the Shareholder's Agreement, (B) the Voting Agreement was amended to confirm that the irrevocable proxy granted by The Coca-Cola Company to J. Frank Harrison and J. Frank Harrison, III would not terminate as a result of the transfers to the Harrison Entities, and (C) the Stock Rights and Restrictions Agreement was amended to confirm that the transfers to the Harrison Entities would not affect the call option granted by The Coca-Cola Company to Consolidated under Section 6 of the Stock Rights and Restrictions Agreement. The Amendment Agreement is included as Exhibit
     BB (99.2) to this Schedule 13D. The Existing Agreements have been previously described in this Schedule 13D and have been previously included as exhibits to this Schedule 13D.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended by adding the following:

     Exhibit A (99.1) -   Directors and Executive Officers of
                          the Reporting Persons

     Exhibit BB (99.2) -  Agreement dated November 23, 1998
                          among The Coca-Cola Company, Carolina
                          Coca-Cola Bottling Investments, Inc.,
                          and J. Frank Harrison, J. Frank Harrison, III, and Reid M. Henson

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE COCA-COLA COMPANY


                                        By: /s/ JAMES E. CHESTNUT
                                           --------------------------------
                                           James E. Chestnut
                                           Senior Vice President and
                                            Chief Financial Officer

Date: November 24, 1998

                                        THE COCA-COLA TRADING COMPANY


                                        By: /s/ JAMES E. CHESTNUT
                                           --------------------------------
                                           James E. Chestnut
                                           Vice President and
                                            Chief Financial Officer

Date: November 24, 1998

                                        COCA-COLA OASIS, INC.


                                        By: /s/ JAMES E. CHESTNUT
                                           --------------------------------
                                           James E. Chestnut
                                           Chief Financial Officer

Date: November 24, 1998
                                        CAROLINA COCA-COLA BOTTLING
                                        INVESTMENTS, INC.


                                        By: /s/ JAMES E. CHESTNUT
                                           --------------------------------
                                           James E. Chestnut
                                           Vice President and
                                            Chief Financial Officer

Date: November 24, 1998

                         EXHIBIT INDEX



EXHIBIT                   DESCRIPTION

 A (99.1)      Directors and Executive Officers of the
               Reporting Persons

 BB (99.2)     Agreement dated November 23, 1998 among
               The Coca-Cola Company, Carolina Coca-Cola
               Bottling Investments, Inc., and J. Frank
               Harrison, J. Frank Harrison, III, and Reid M.
               Henson